July 5, 2017

Via EDGAR
Securities and Exchange Commission
100 F. Street, N.E.- Mail Stop 3561
Washington, D.C. 20549
Re:      PennTex Midstream Partners, LP
Form 10-K for the Fiscal Year Ended December 31, 2016 Filed February 3, 2017
Form 10-Q for the Quarterly Period Ended March 31, 2017
File No. 1-37412

This memorandum sets forth the responses of PennTex Midstream Partners, LP (“PennTex”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated June 1, 2017 (the “Comment Letter”) with respect to our Annual Report on Form 10-K for the year ended December 31, 2016 and Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2017. For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter and set forth below each such comment is our response.

Staff Comments
Form 10-K for Fiscal Year Ended December 31, 2016
Exhibits 31.1 and 31.2

1.
Your certifications do not include the introductory language in paragraph 4 referring to internal control over financial reporting. Please file an amendment to include the certifications exactly as set forth in Item 601(b)(31) of Regulation S-K. Please refer to Regulation S-K Compliance and Disclosure Interpretations, Section 246.13, for guidance on filing an abbreviated amendment.

Response: We acknowledge the Staff’s comment and we have filed an abbreviated amendment to our Form 10-K for the year ended December 31, 2016, which includes corrected Exhibits 31.1 and 31.2.
Form 10-Q for the Quarterly Period Ended March 31, 2017
Exhibits 31.1 and 31.2

2.
Your certifications do not include paragraph 4(b) and the introductory language in paragraph 4 referring to internal control over financial reporting. Please file a full amendment and include the certifications exactly as set forth in Item 601(b)(31) of Regulation S-K.

Response: We acknowledge the Staff’s comment and we have filed a full amendment to our Form 10-Q for the quarterly period ended March 31, 2017, which includes corrected Exhibits 31.1 and 31.2.

* * * * *

Please contact the undersigned if you have any questions or comments with respect to these responses to your comments.

Sincerely,

/s/ Thomas E. Long
Thomas E. Long
Chief Financial Officer - PennTex
(214) 840-5400